INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 31, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the WCM Small Cap Growth Fund and WCM Focused Small Cap Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Catherine Whiting of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 12, 2019, regarding Post-Effective Amendment No. 1050 to the Registrant’s Form N-1A registration statement with respect to the WCM Small Cap Growth Fund and WCM Focused Small Cap Fund (each a “Fund” and collectively, the “Funds”), each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in Post-Effective Amendment No. 1066 to the Funds’ Form N-1A registration statement (the “Amendment”), which will be filed separately.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies – WCM Focused Small Cap Fund

1.	The fifth sentence of the first paragraph states, “[t]he Fund’s advisor considers small capitalization companies to be companies with market capitalizations of $10 billion or below.” Please explain to the staff and consider adding disclosure to the principal strategies why the advisor believes below $10 billion is considered “small cap.” The staff notes that in developing a definition of the term “small capitalization” registrants should consider all pertinent references including industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications.

Response: The Registrant has deleted the fifth sentence of the first paragraph and replaced it with the following disclosure:

The Fund’s advisor considers small capitalization companies to be companies with market capitalizations within the range of those companies included in the Russell 2000 Index at the time of purchase. Because small capitalization companies are defined by reference to an index, the range of market capitalization of companies in which the Fund invests may vary with market conditions. As of November 30, 2019, the market capitalizations of companies included in the Russell 2000® Index were between $14.5 million and $9.05 billion. Investments in companies that move above or below the capitalization range of the Russell 2000® Index may continue to be held by the Fund in the Fund advisor’s sole discretion.

MANAGEMENT OF THE FUNDS

Prior Performance for Similar Accounts Managed by the Advisor

2.	Please confirm that the advisor has the records to support the prior performance calculations as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Registrant has received confirmation that the Advisor is maintaining the records necessary to support the performance calculations, as required by Rule 204-2(a)(16) under the Advisers Act.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

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